ITHACA INDUSTRIES TO ACQUIRE GLENDALE HOSIERY

                   $110 MILLION IN CREDIT FACILITIES ARRANGED

WILKESBORO, N.C., MARCH 16, 1998 - ITHACA INDUSTRIES, INC., one of the nation's largest manufacturers of private-label men's and women's underwear and women's hosiery products, today announced that it has executed an agreement to acquire Glendale Hosiery Company of Siler City, N.C. Glendale is a quality manufacturer of women's sheer hosiery. Other terms of the transaction were not disclosed.

Ithaca also announced that it has received commitments for $110 million in senior credit facilities. Proceeds from the financing will be used to refinance the company's existing credit agreement and provide funds for acquisitions and general corporate purposes. The financing will include a five-year bank credit facility consisting of a $25 million term loan and up to $70 million in revolving credit loans to be provided by a syndicate of banks led by NationsBank, N.A. The financing also will include an additional $15 million term loan to be provided by Foothill Capital Corporation's investment partnerships and placed through NationsBanc Montgomery Securities LLC, as placement agent.

Completion of the financing is subject to a number of conditions, including, without limitation, completion of definitive documents and completion of the Glendale acquisition. Completion of the acquisition of Glendale is also subject to a number of conditions, including completion of the financings.

Jim Waller, Ithaca's Chairman, president and chief executive officer said, "We are very pleased to have arranged these financings because they give us additional funding at a lower cost than our previous facility. We believe this is reflective of the substantial actions we took throughout the year to establish a firm foundation for 1998 and the future. The private-label apparel industry remains highly fragmented, featuring many small, private companies. We are seeing a lot of consolidation, and this financing will position us to pursue targeted acquisitions."

Waller also noted that the private placement marks Ithaca's return to the non-bank credit market.

"We are also extremely pleased to announce that we have signed a purchase agreement to acquire Glendale. This acquisition is expected to allow us to achieve substantial cost savings in the hosiery division and better serve our customers. Glendale's management will continue with our hosiery division and we are excited about welcoming them to the Ithaca team."

Ithaca Industries, Inc. is one of the largest manufacturers of private-label men's and women's underwear and women's hosiery in the United States. Products are sold through a wide range of retail distribution channels and are offered to the public through more than 10,000 customer outlets, including discount stores, department stores, specialty stores, drug stores and supermarkets. Ithaca stock is currently traded via the Nasdaq bulletin board.

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WHICH ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING COMPLETION OF THE FINANCINGS AND THE ACQUISITIONS REFERRED TO ABOVE, AS

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WELL AS A NUMBER OF OTHER FACTORS LISTED IN ITHACA'S FORM 10-K FOR ITS FISCAL
YEAR ENDED JANUARY 31, 1997 AND ITS OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

 FOR ADDITIONAL INFORMATION REGARDING ITHACA INDUSTRIES FREE OF CHARGE VIA FAX,
                     DIAL 1-800-PRO-INFO AND ENTER "ITHA9."